September 19, 2006

Mr. Michael Fay
Accounting Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 90549-3561

RE:	Point.360
Form 10-K: For the Year Ended December 31, 2005
Form 10-Q: For the Period Ended March 31, 2006
File Number: 000-21917

Dear Mr. Fay:

The following is provided in response to your September 5, 2006 letter to Haig S. Bagerdjian. The paragraph numbers correspond to those in your letter.

Response Letter Dated August 21, 2006

1.
As discussed with Doug Jones of your office on September 7, 2006, our previous characterization of EBITDA as a “liquidity” measurement will be changed to a “performance” measurement that is reconciled to the most directly comparable financial measure, net income.

2.	In future filings, we will disclose that revenues include freight, the amount if over 10% of total revenues and, if less than 10%, that fact.

3.
In future filings, we will disclose that all intangibles subject to amortization have been fully amortized. We will also revise the accounting policy statement with respect to the assessment of goodwill impairment consistent with the process specified in paragraphs 19 through 21 of FAS 142.

4.	We will expand our disclosure in future filings to include your suggestions.

5.
The Company operates in a single business segment from 11 locations. Each location is electronically tied to the others and serves the same customer base. Depending on the location size, the production equipment consists of tape duplication, feature movie and commercial ad editing, encoding, standards conversion, and other machinery. Each location employs personnel with the skills required to efficiently run the equipment and handle customer requirements. While all locations are not exactly the same, an order received at one location may be fulfilled at one or more “sister” facilities to use resources in the most efficient manner.

Typically, a feature film, television show, or advertising spot will be submitted to a facility by a motion picture studio, independent producer, advertising agency, or corporation for processing and distribution. A common sales force markets our capability for all facilities. Once an order is received, the local customer service representative determines the most cost effective way to perform the services considering geographical logistics and facility capabilities. For example, if an order is processed in Los Angeles for delivery in New York, the finished master will be electronically encoded in digital format, transmitted to our New York facility, and then output to the tape for local delivery.

The principal difference between feature, television, and ad content is its length. The Company is capable of performing the same services on both long-form and short-form content. The distribution of both forms can be both physical (e.g., tape , film, or DVD), electronic, or a combination of both.

Once the services are performed on a single element (e.g., feature film, television episode, or advertising spot), if required by the customer, the master will be stored by the Company in our Media Center, a climate controlled, industry approved storage facility. Customers are billed a storage fee for vaulting services.

Corporate management directs and monitors the performance of all facilities. Each year a budget is prepared with input of the sales force with revenue and costs being estimated for each location based on anticipated customer needs. Equipment requirements are reviewed for all locations with the expectation that needs will be mitigated by our ability to transfer work from one location to another, or by lending underutilized equipment from a sister facility to the performing facility.

The Company does not maintain a separate balance sheet for each location. The Company has acquired 10 entities in the past 10 years in the same line of business. To gain efficiencies, several of those were immediately combined with sister facilities. Because of the interfacility nature of the business, goodwill represents an unallocated asset.

In our opinion, Point.360 meets the aggregation criteria in paragraph 17 of SFAS 131 and operates in one business segment. For goodwill impairment testing, there are no available aggregate indicies to help predict market growth. Consequently, we have chosen two related “markets” identified by PricewaterhouseCoopers in its annual Global Entertainment and Media Outlook report, Filmed Entertainment and Television Advertising, as representative indicators.

6.
Each year, and more often if appropriate, we evaluate goodwill impairment based upon many inputs; historical results, market trends, the budget for the next year, industry forecasts and our best judgment regarding significant future balance sheet transactions (e.g., financings). For example, we conducted an additional test as of December 31, 2005 to reflect the impact of a significant sale/leaseback transaction. We realize that the test involves educated guesses with respect to future results and use the best inputs available. However, we do realize that an impairment test is as of a point in time and that internal and market factors will change. We believe our program of annual testing and our assumptions in prior tests were appropriate and in accordance with FAS 142, and will critically reassess forecasts and other factors in the upcoming September 30, 2006 test, the results of which will be reflected in the third quarter Form 10-Q.

Form 10-Q for the Period Ended June 30, 2006

7.	In the next Form 10-Q, we will expand the disclosure as requested. The lease is accounted for as an operating lease.

SFAS 28 “Accounting for Sales With Leasebacks” (an amendment to FASB Statement No.13) addresses this issue. Paragraph 3 of FASB 28 states “If the lease meets one of the criteria for treatment as a capital lease (see paragraph 7 of Statement No. 13), the seller-leasee shall account for the lease as a capital lease; otherwise as an operating lease”.

Following is a summary of FASB 13’s four criteria as referred to by FASB 28:

1.	Does the lease transfer ownership of the building at the end of the lease?
No
2.	Does the lease contain a bargain purchase option?
No
3.	Is the lease term equal to or greater than the estimated economic life of the building?
No
4.	Does the present value of the minimum lease payments equal to or exceed 90% of the excess fair value of the leased property?
No

	Discount Rate	6.3%

Period	Lease Amt	Present Value
1	1,111,000	1,045,056.67
2	1,111,000	983,027.85
3	1,111,000	924,680.51
4	1,111,000	869,796.36
5	1,111,000	818,169.84
6	1,144,330	792,695.83
7	1,178,660	768,015.03
8	1,214,020	744,102.73
9	1,250,440	720,934.48
10	1,287,953	698,487.81
11	1,287,953	657,029.27
12	1,287,953	618,031.48
13	1,287,953	581,348.40
14	1,287,953	546,842.63
15	1,287,953	514,384.94

Total	18,070,168	11,100,691	76.8%

FMV of Building		14,446,000	100.0%

Conclusion: This is an operating lease.

We appreciate your questions and comments with respect to our financial disclosure. We acknowledge that Point.360 is responsible for the adequacy and accuracy of disclosures in our filings, and that our comments do not foreclose the commission from taking any action with respect to the filings, and that Point.360 may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this communication, please call the undersigned at 818-565-1444.

Very Truly Yours,

Alan R. Steel
Executive VP, Finance and Administration
Chief Financial Officer

ARS/rdw